MECHEL REPORTS THE 1H 2016 FINANCIAL RESULTS

Revenue – 130.2 bln rubles, Consolidated EBITDA* — 25.7 bln rubles
Net profit, attributable to shareholders of Mechel PAO – 8.3 bln rubles

Moscow, Russia – August 29, 2016 – Mechel PAO (MICEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 1H 2016.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1H 2016 results:

“If you compare the results of this year’s first six months with the same period of the previous year, you can see similar production volumes and revenue. Nevertheless, the company’s financial results have changed for the better — Mechel showed an increase in its operating profit by 23% to 17.2 billion rubles, net profit of 8.3 billion rubles and restoration of our cash flows.

“A number of external and internal factors had their positive impact on the company’s results. The beginning of spring brought a revival of steelmaking commodities export markets and the domestic steel market. Product prices demonstrated growth compared to the minimums reached at the end of the previous year and at the beginning of this year. The market situation prompted a growth of the company’s operating profit and improvement of its financial results. In this period we completed restructuring of our loans with Russian state banks, which enabled us to balance our financial payments. Also in late June we completed the deal on selling 49% in the Elga project to Gazprombank, which allowed us to source repayment of loans in the amount of 32.9 billion rubles and overdue interest payments from the previous periods.

“Currently we see a weaker activity on the metals market, which is offset by a major growth of spot prices for hard coking coal, and that will enable us to retain the Group’s profitability as a whole.”

Consolidated Results For The 1H 2016

Mln rubles	1H’ 16	1H’ 15%
			-
Revenue
from external customers	130,197	130,334	0%

Operating profit	17,200	13,945	23%

EBITDA	25,721	23,602	9%

EBITDA, margin	20%	18%

Net profit (loss) attributable to shareholders of Mechel PAO	8,300	-16,746

Mining Segment

Mechel Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted:

“In late 2015, the metallurgical coal market reached its minimum. Despite the positive trends which appeared in 1Q2016, the overall price level in this period was significantly lower than the previous year’s. In the first and second quarters of this year, contract prices for hard coking coal were $81 and $84 per tonne, while in the first and second quarters of 2015 those prices were $117 and $109.5 per tonne. The decrease of sales of several types of products as market demand weakened in 1Q2016, had an additional negative impact on the division’s revenue. Nevertheless, optimization of our costs structure enabled us, despite a drop in revenue and prices, to increase the division’s EBITDA by 10% to 14.4 billion rubles, while the EBITDA margin went from 23% to 26% year-on-year.

“It is worth noting that by mid-summer the level of prices for Australian coal returned to the early 2015 level. Limited supply of imported coal in China became the chief factor for growth. Also, due to strong rains in eastern and southern China shipping within the country became complicated, and consumers became more active in buying imported raw materials. Record low levels of commodity stock in Chinese ports and storages also contribute to increased demand. As of now, spot prices for Australian hard coking coal reached $128 per tonne, which should uphold the trend for a quarterly increase in contract prices.”

Mln rubles	1H’ 16	1H’ 15%
			-
Revenue
from external customers	40,059	43,168	-7%

Revenue inter-segment	14,711	13,309	11%

EBITDA	14,438	13,139	10%

EBITDA, margin	26%	23%

Steel Segment

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“For the second year in a row, the year’s first two quarters demonstrate a radically different market situation. The previous year began with an upsurge in demand and prices for construction product range affected by the devaluation of the ruble. After that, the heightened demand was calmed, prices went down and stayed low by the end of 1H2015. In late 2015 and early 2016, prices were at their minimum, but then, as export prices and steel deficit on local markets grew, prices for the division’s products also increased.

“Despite mixed market dynamics in each quarter, average prices for each half-year were the same. Increased sales, particularly of rebar and other types of long products, resulted in growth of revenue by 5%. Comparable growth of costs allowed us to retain EBITDA margin flat.

“Prices on the steel market are currently being adjusted downwards. The division’s future operational results will be less volatile due to the change in the sales structure through this year’s planned increase of the Chelyabinsk Metallurgical Plant’s universal rolling mill capacity utilization to 60%, as well as the growth in production of high-quality steel grades at the group’s facilities.”

Mln rubles	1H’ 16	1H’ 15%
			-
Revenue
from external customers	77,604	73,644	5%

Revenue inter-segment	3,619	3,392	7%

EBITDA	9,520	9,413	1%

EBITDA, margin	12%	12%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Petr Pashnin noted:

“The division continues to demonstrate positive financial results. Despite a minor decrease in revenue, which was partly due to additional repairs and reconstruction of our generating facilities, our operational efficiency enabled us to improve our financial results.”

Mln rubles	1H’ 16	1H’ 15%
			-
Revenue
from external customers	12,535	13,523	-7%

Revenue inter-segment	7,899	7,467	6%

EBITDA	2,014	1,339	50%

EBITDA, margin	10%	6%

***

The management of Mechel will host a conference call today at 18:00 p.m. Moscow time (4:00 p.m. London time, 11 a.m. New York time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Alexey Lukashov
Director of Investor Relations
Mechel PAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
alexey.lukashov@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three operating segments: mining, steel and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1H 2016 Earnings Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents net profit or loss before Depreciation, depletion and amortization, Foreign exchange (gain) loss, net, Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Allowance for doubtful accounts, Write-offs of inventories to net realisable value, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Income (loss) attributable to non-controlling interests, Income tax (benefit) expense, Pension service cost and actuarial loss, other expenses, Fines and penalties and Gain on write-off of accounts payable with expired legal term. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest expenses, depreciation, depletion and amortization are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net profit (loss) represents net profit (loss) before Impairment of goodwill and other non-current assets, Loss (profit) after tax from discontinued operations, net, Net result on the disposal of subsidiaries, Effect on net loss attributable to non-controlling interests, Foreign exchange (gain) loss, net, Pension service cost and actuarial loss, other expenses, Fines and penalties and, Gain on write-off of accounts payable with expired legal term. Our adjusted net profit (loss) may not be similar to adjusted net profit (loss) measures of other companies. Adjusted net profit (loss) is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our interim condensed consolidated statement of profit (loss). We believe that our adjusted net profit (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of goodwill and other non-current assets is considered operating expenses under IFRS, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net profit (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculations of Net debt, excluding fines and penalties on overdue amounts *** and trade working capital are presented below:

Mln rubles	30.06.2016	31.12.2015	30.06.2015
Short-term borrowings and current portion of long-term debt	410,334	444,199	371,596
Interest payable	16,246	27,269	17,454
Long-term debt	8,235	4,308	885
less Cash and cash equivalents	(2,822)	(3,079)	(2,500)
Net debt, excluding finance lease liabilities, fines and penalties on overdue amounts	431,993	472,697	387,435

Finance lease liabilities, current portion	12,676	13,507	15,474
Finance lease liabilities, non-current portion	102	481	56
Net debt, excluding fines and penalties on overdue amounts	444,771	486,685	402,965

Mln rubles	30.06.2016	31.12.2015	30.06.2015

Trade and other receivables	19,979	16,013	19,781
Inventories	35,354	35,189	32,528
Other current assets	9,159	8,191	8,849
Income tax receivables	400	603	554
Trade current assets	64,892	59,996	61,712

Trade and other payables	50,162	54,602	58,889
Advances received	3,385	3,492	3,843
Provisions and other current liabilities	2,396	2,558	1,836
Tax payable other than income tax	10,373	8,034	9,730
Income tax payable	4,342	5,549	6,269
Trade current liabilities	70,658	74,235	80,567

Trade working capital	(5,766)	(14,239)	(18,855)

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) as follows:

*** Calculations of Net debt could differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

_____________________________________________________________________________________Consolidated Results			Mining Segment ****		Steel Segment ****			Power Segment ****
Mln rubles	6m 2016	6m 2015	6m 2016	6m 2015	6m 2016	6m 2015	6m 2016	6m 2015
Net profit (loss) attributable to shareholders of Mechel PAO	8,300	(16,746)	250	(5,095)	7,629	(11,254)	669	(110)

Add:
Depreciation, depletion and amortization	6,566	6,818	3,788	4,147	2,603	2,475	175	196

Foreign exchange (gain) loss, net	(17,442)	(1,806)	(10,009)	(2,722)	(7,358)	927	(76)	(11)

Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	29,800	32,675	22,150	18,108	8,153	14,008	587	1,224

Finance income	(3,887)	(77)	(3,551)	(527)	(1,337)	(188)	(89)	(24)

Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, allowance for doubtful accounts and write-offs of inventories to net realisable value	1,230	2,054	331	670	360	1,177	540	206

Loss (profit) after tax from discontinued operations, net	244	(598)	(41)	(701)	270	88	15	15

Net result on the disposal of subsidiaries	(55)	1	—	—	(55)	1	—	—

Income (loss) attributable to non-controlling interests	862	820	273	385	465	454	125	(19)

Income tax (benefit) expense	(630)	242	821	(1,162)	(1,510)	1,556	59	(152)

Pension service cost and actuarial loss, other expenses	83	83	61	61	21	20	1	3

Fines and penalties	668	273	366	(25)	295	287	8	11

Gain on write-off of accounts payable with expired legal term	(18)	(137)	—	—	(18)	(137)	—	—

EBITDA	25,721	23,602	14,438	13,139	9,520	9,413	2,014	1,339

EBITDA, margin	20%	18%	26%	23%	12%	12%	10%	6%
Mln rubles	6m 2016	6m 2015	6m 2016	6m 2015	6m 2016	6m 2015	6m 2016	6m 2015

Net profit (loss) attributable to shareholders of Mechel PAO	8,300	(16,746)	250	(5,095)	7,629	(11,254)	669	(110)

Add:
Loss (profit) after tax from discontinued operations, net	244	(598)	(41)	(701)	270	88	15	15

Net result on the disposal of subsidiaries	(55)	1	—	—	(55)	1	—	—

Effect on loss attributable to non-controlling interests	(40)	(14)	—	—	(40)	(14)	—	—

Foreign exchange (gain) loss, net	(17,442)	(1,806)	(10,009)	(2,722)	(7,358)	927	(76)	(11)

Pension service cost and actuarial loss, other expenses	83	83	61	61	21	20	1	3

Fines and penalties	668	273	366	(25)	295	287	8	11

Gain on write-off of accounts payable with expired legal term	(18)	(137)	—	—	(18)	(137)	—	—

Net (loss) profit, net of income tax	(8,260)	(18,994)	(9,374)	(8,482)	745	(10,083)	618	(91)

Operating profit	17,200	13,945	9,858	8,048	6,284	5,270	1,307	916

Add:
Loss on write-off of property, plant and equipment	121	99	109	38	13	61	—	—

Pension service cost and actuarial loss, other expenses	83	83	61	61	21	20	1	3

Fines and penalties	668	273	366	(25)	295	287	8	11

Adjusted operating profit	18,072	14,400	10,393	8,122	6,612	5,637	1,316	930

**** including inter-segment operations

Attachment B

Interim condensed consolidated statement of financial position
(All amounts are in millions of Russian rubles)
	June 30, 2016	December 31,
	(unaudited)	2015	*****

Assets
Current assets
Cash and cash equivalents	2,822	3,079
Trade and other receivables	19,979	16,013
Inventories	35,354	35,189
Income tax receivables	400	603
Other current financial assets	17	45
Other current assets	9,159	8,191

Total current assets	67,731	63,120

Non-current assets
Property, plant and equipment	210,687	215,844
Mineral licenses	37,593	38,517
Non-current financial assets	166	194
Investments in associates	295	284
Deferred tax assets	1,364	1,492
Goodwill	21,311	21,378
Other non-current assets	1,036	1,243

Total non-current assets	272,452	278,952

Total assets	340,183	342,072

Equity and liabilities
Current liabilities
Interest-bearing loans and borrowings, including Interest payable, fines and penalties on overdue amounts of RUB 36,111 million and RUB 47,475 million as of June 30, 2016 and December 31, 2015	446,445	491,674
Trade and other payables	50,162	54,602
Advances received	3,385	3,492
Provisions	2,365	2,532
Pension obligations	1,120	1,120
Finance lease liabilities	12,676	13,507
Income tax payable	4,342	5,549
Tax payable other than income tax	10,373	8,034
Other current liabilities	31	26

Total current liabilities	530,899	580,536

Non-current liabilities
Interest-bearing loans and borrowings	8,235	4,308
Provisions	3,604	3,439
Pension obligations	3,654	3,746
Finance lease liabilities	102	481
Deferred tax liabilities	10,749	11,090
Other non-current liabilities	171	189
Income tax payable	—	137

Total non-current liabilities	26,515	23,390

Total liabilities	557,414	603,926

Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital and other reserves	18,598	28,322
Accumulated other comprehensive income	1,579	445
Accumulated deficit	(293,232)	(301,565)

Equity attributable to equity shareholders of Mechel PAO	(268,059)	(267,802)
Non-controlling interests	50,828	5,948

Total equity	(217,231)	(261,854)

Total equity and liabilities	340,183	342,072

Interim condensed consolidated statement of profit (loss) and other comprehensive income
(loss)
(All amounts are in millions of Russian rubles)	6 months ended June 30,
	2016	2015
	(unaudited)	(unaudited)

Continuing operations
Revenue	130,197	130,334
Cost of goods sold	(72,175)	(77,007)

Gross profit	58,022	53,327

Selling and distribution expenses	(28,167)	(26,636)
Loss on write-off of property, plant and equipment	(121)	(99)
Allowance for doubtful accounts	(543)	(1,022)
Taxes other than income taxes	(3,168)	(2,856)
Administrative and other operating expenses	(9,100)	(8,829)
Other operating income	277	60

Total selling, distribution and operating expenses, net	(40,822)	(39,382)

Operating profit	17,200	13,945

Finance income	3,887	77
Finance costs including fines and penalties on overdue loans and borrowings and finance leases payments of RUB 4,567 million, RUB 10,658 million for the periods ended June 30, 2016 and 2015	(29,800)	(32,675)
Foreign exchange gain (loss), net	17,442	1,806
Share of profit of associates	16	12
Other income	168	554
Other expenses	(137)	(1)

Total other income and (expense), net	(8,424)	(30,227)

Profit (loss) before tax from continuing operations	8,776	(16,282)
Income tax benefit (expense)	630	(242)

Profit (loss) from continuing operations	9,406	(16,524)
Discontinued operations
(Loss) profit after tax from discontinued operations, net	(244)	598
Profit (loss) for the period	9,162	(15,926)

Attributable to:
Equity holders of the parent	8,300	(16,746)
Non-controlling interests	862	820
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods, net of income tax:	1,077	3,442
Exchange differences on translation of foreign operations	1,085	3,434
Net (loss) gain on available for sale financial assets	(8)	8
Other comprehensive income not to be reclassified to profit or loss in subsequent periods, net of income tax:	—	7
Re-measurement gain on defined benefit plans	—	7

Other comprehensive income for the period, net of tax	1,077	3,449

Total comprehensive income (loss), net of tax	10,239	(12,477)

Attributable to:
Equity holders of the parent	9,377	(13,297)
Non-controlling interests	862	820

Interim condensed consolidated statement of Cash Flows
(All amounts are in millions of Russian rubles, unless
stated otherwise)	6 months ended June 30,
	2016	2015
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net profit (loss)	9,162	(15,926)
Loss (profit) from discontinued operations, net of income tax	244	(598)
Net profit (loss) from continuing operations	9,406	(16,524)
Adjustments to reconcile net profit (loss) from continuing operations to net cash provided by operating activities:

Depreciation	5,745	6,072
Depletion and amortization	822	746
Foreign exchange (gain) loss, net	(17,442)	(1,806)
Deferred income taxes	(252)	337
Allowance for doubtful accounts	543	1,022
Write-off of accounts receivable	210	83
Write-off of inventories to net realisable value	386	962
Revision in estimated cash flows of rehabilitation provision	(12)	(15)
Loss on write-off of property, plant and equipment	121	99
Loss (gain) on sale of property, plant and equipment	10	(30)
Gain on write-off of accounts payable with expired legal term	(16)	(137)
Pension service cost and actuarial loss, other expenses	83	83
Finance income	(3,887)	(77)
Finance costs, including fines and penalties on overdue loans and borrowings and finance leases payments	29,800	32,675
Other	72	559
Changes in working capital items:

Trade and other receivables	(5,247)	(355)
Inventories	(1,714)	2,292
Trade and other payables	1,318	495
Advances received	65	(186)
Taxes payable and other current liabilities	1,090	(260)
Other current assets	(973)	(77)
Income tax paid	(545)	(779)
Net operating cash flows of discontinued operations	(306)	(338)
Net cash provided by operating activities	19,277	24,842

Cash Flows from Investing Activities
Monthly installments for acquisition of DEMP	(2,652)	(2,694)
Proceeds from disposal of securities	—	143
Loans issued and other investments	(11)	(2)
Interest received	1	25
Proceeds from disposal of subsidiaries	13	62
Proceeds from disposal of Bluestone	—	101
Proceeds from loans issued	28	7
Proceeds from disposals of property, plant and equipment	97	244
Purchases of property, plant and equipment	(989)	(2,265)
Interest paid, capitalized	(243)	(478)
Net cash used in investing activities	(3,756)	(4,857)

Cash Flows from Financing Activities
Proceeds from borrowings	4,140	2,137
Repayment of borrowings	(36,071)	(7,227)
Interest paid	(17,203)	(15,412)
Dividends paid to noncontrolling interest	—	(1)
Disposal of noncontrolling interest in subsidiaries	34,300	—
Repayment of obligations under finance lease	(968)	(849)
Net cash used in financing activities	(15,802)	(21,352)

Effect of exchange rate changes on cash and cash equivalents	12	(36)
Net decrease in cash and cash equivalents	(269)	(1,403)

Cash and cash equivalents at beginning of period	3,079	3,983

Cash and cash equivalents net of overdrafts at beginning of period	891	1,344

Cash and cash equivalents at end of period	2,822	2,500

Cash and cash equivalents net of overdrafts at end of period	622	(59)

*****there were certain reclassifications to conform with the current period presentation